THRIFTY PRINTING INC.
3702 South Virginia Street, #G12-401
Reno, Nevada 89502
Telephone: (604) 537 1608

BY FAX AND EDGAR

November 9, 2005

Mr. Thomas Kluck
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames:

Re: Thrifty Printing Inc. - Form SB-2 Registration Statement - File No. 333-122005

The undersigned hereby requests, pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the Effective Date of the above-noted Form SB-2 Registration Statement be accelerated and become effective at 10:00 a.m. (Eastern Standard Time) on Thursday, November 10, 2005 or as soon thereafter as possible.

The undersigned hereby acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

THRIFTY PRINTING INC.
Per:

/s/ Yang Wu
Yang Wu, President